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                                      UNITED STATES                                        \  OMB APPROVAL              \
                                                                                           ------------------------------
                            SECURITIES AND EXCHANGE COMMISSION                             \ OMB Number  3235-0058      \
                                  Washington, D.C. 20549                                   \                            \
                                       FORM 12b-25                                         \ Expires: January 31, 2002  \
                                                                                           \ Estimated average burden   \
                                                                                           \ hours per response 2.50    \
                                                                                           ------------------------------
                                                                                               \ SEC FILE NUMBER        \
                               NOTIFICATION OF LATE FILING                                     \                        \
                                                                                               --------------------------
                                                                                               \   CUSIP NUMBER         \
(Check One):  [_] Form 10-K  [X]-Form 20-F   [_] Form 1l-K   [_] Form 10-Q  [_] Form N-SAR     \                        \
                                                                                               --------------------------

          For Period Ended:   December 31, 2000
                            -------------------------
          [_]  Transition Report on Form 10-K
          [_]  Transition Report on Form 20-F
          [_]  Transition Report on Form 11-K
          [_]  Transition Report on Form 10-Q
          [_]  Transition Report on Form N-SAR
          For the Transition Period Ended:______________________________________

--------------------------------------------------------------------------------
 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Bright Station plc
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Full Name of Registrant

The Dialog Corporation plc
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Former Name if Applicable

The Communications Building, 48 Leicester Square
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

London WC2H 7DB, England
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The information set forth under the heading "Chairman's Statement" on pages 1 and 2 of the Bright Station plc Annual Report 2000 contained in its Report on Form 6-K date June 21, 2001 is incorporated herein by reference. Bright Station plc (the "Company") has reported a major restructuring of its operations in order to focus on the future growth of its Web Solutions businesses through its Smartlogik subsidiary (the "Restructuring"), resulting in the discontinuance of significant operations; the eCommerce businesses, Sparza and OfficeShopper. In addition, the Company is conducting an offer of its Ordinary shares exempt from registration under the Securities Act of 1933, as amended (the "Offer"), which the Company expects will raise approximately (Pounds)12 million ($16.8 million) to help develop the Company's new focus.

The disruption resulting from the restructuring and the efforts involved in arranging the Offer, preparing the materials to be distributed to stockholders and obtaining the approval of stockholders of the Company as it relates to the Offer and the Restructuring required significant management attention and accounting resources that could not be eliminated by the Company without unreasonable effort or expense. For the foregoing reasons, the Company will be unable to provide its auditors with complete financial information to facilitate the audit of the Company's financial statements and as a result requires additional time to prepare its Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Jonathan Ball                                        +44 20 7925 7698
     ------------------------      ___________________  ----------------------
            (Name)                     (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, [X] Yes [_] No identify report(s).

     ___________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?           [X] Yes [_] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

                              Bright Station plc
------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   June 28, 2001            By /s/ David G. Mattey
    ------------------------      -------------------------------
                                      David G. Mattey
                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
--------------------------------------------------------------------------------
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                             GENERAL INSTRUCTIONS

1. This form is required by Rule l2b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form l2b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

         In connection with question 3 of Part IV of Bright Station's Form 12b-25, the following is a narrative and quantitative explanation of anticipated change in results of operations from the corresponding period for the last fiscal year to be reflected by Bright Stations earnings statement in its to be filed Form 20-F:

         Narrative and Quantitative Explanation of Anticipated Change

The following profit and loss account has been prepared according to UK GAAP:

Consolidated Profit And Loss Account For The Year Ended 31 December 2000

                                                                                                         Restated
                                                                                      ----------------------------------------------

                                          Continuing    Discontinued     Total           Continuing       Discontinued        Total
                                          Operations     Operations                      Operations        Operations
                                       --------------------------------------------   ----------------------------------------------
                                                           2000                                            1999
                                       --------------------------------------------   ----------------------------------------------
                                         (Pounds)000    (Pounds)000    (Pounds)000      (Pounds)000       (Pounds)000    (Pounds)000

------------------------------------------------------------------------------------------------------------------------------------
Turnover                                      8,498        49,144          57,642          9,319             165,133        174,452

Cost of sales                                (2,044)      (22,100)        (24,144)        (1,389)            (66,785)       (68,174)
-----------------------------------------------------------------------------------------------------------------------------------

Gross profit                                  6,454        27,044          33,498          7,930              98,348        106,278

Operating costs                             (28,605)      (27,058)        (55,663)        (9,434)            (77,599)       (87,033)
-----------------------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit                     (22,151)          (14)        (22,165)        (1,504)             20,749         19,245

Exceptional items                                 -      (101,688)       (101,688)             -                (911)          (911)
-----------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities

After exceptional items                     (22,151)     (101,702)       (123,853)             -                (911)        18,334
                                       ==========================                     ==============================
Interest receivable                                                           762                                               305

Amounts written off investments                                            (1,944)                                           (4,619)

Interest payable and similar charges                                       (6,659)                                          (18,366)
---------------------------------------                         -----------------                                    --------------
(Loss)/profit on ordinary activities
before taxation                                                          (131,694)                                           (4,346)

Taxation on (loss)/profit on ordinary
activities                                                                   (271)                                           (1,478)
---------------------------------------                         -----------------                                    --------------
(Loss)/profit on ordinary activities
after taxation                                                           (131,965)                                           (5,824)

Minority equity interests                                                     (37)                                              (50)
---------------------------------------                         -----------------                                    --------------
Retained (deficit)/profit                                                (132,002)                                           (5,874)
---------------------------------------                         =================                                    ==============

(Loss)/earnings per share (pence)                                           (78.9)                                             (3.9)
---------------------------------------                         =================                                    ==============

Anticipated changes in the 2000 operating results versus the 1999 results (both prepared according to UK GAAP) include the following:

     . Group turnover was (Pounds)57.6 million (approximately $80.8 million) in 2000 compared to (Pounds)174.5 million (approximately $244.7 million) in 1999. The decrease primarily was due to the disposal of the Company's Information Services Division, which contributed (Pounds)165.1 million (approximately $231.5 million) in revenues in 1999.

     . Cost of sales decreased from (Pounds)68.2 million (approximately $95.6 million) in 1999 to (Pounds)24.1 million (approximately $33.8 million) in 2000. The decrease primarily was due to the disposal of the Company's Information Services Division. The cost of continuing operations increased from (Pounds)1.3 million (approximately $1.8 million) in 1999 to (Pounds)2.0 million (approximately $2.8 million) in 2000 as the Company increased its costs in an effort to generate additional revenues.

     . Operating costs decreased from (Pounds)87.0 million (approximately $122.1 million) in 1999 to (Pounds)55.6 million (approximately $78 million). The decrease was primarily due to the disposal of the Company's Information Services Division. The operating costs related to continuing operations increased from (Pounds)9.4 million (approximately $13.2 million) in 1999 to (Pounds)28.6 million (approximately $40.1 million) in 2000, reflecting the Company's increased investment in personnel (and associated costs such as facilities) throughout the Company's continuing businesses.

     . Following the disposal of the Company's Information Services Division, the Company decided to change its accounting policy regarding amortization of product development costs/goodwill. Formerly, the Company's policy was to capitalize costs associated with the development of the host computer systems and the development of new products under UK GAAP. In recognition that the Company's eCommerce, Web Solutions and Ventures divisions were not mature and in the light of changing industry practice, the Company's new policy is that development costs associated with these divisions are expensed to the profit and loss account as incurred, bringing the policy for these divisions into line with US GAAP. The results for 2000 have been prepared on this basis and the results for 1999 have been restated to reflect this change in policy.

     . Amounts written off for investments were (Pounds)1.9 million (approximately $2.7 million) in 2000 compared to (Pounds)4.6 million (approximately $6.4 million) in 1999. The charge for 2000 represents a provision against the carrying value of the Company's portfolio of minority investments arising following the significant change in market conditions and sentiment towards early stage Internet companies.

     . On 4 May 2000, the Company disposed of its Information Services Division, recognizing a loss on disposal (Pounds)101.7 million (approximately $142.6 million), calculated according to UK GAAP.

     The complete Management's Discussion and Analysis of each year's operating results will be included in the actual Form 20-F.